FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                December 16, 2005

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: December 16, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






Smith & Nephew and Beiersdorf AG plc realise investment in BSN medical - sale to Montagu Private Equity


16 December 2005


Smith & Nephew plc together with its partner Beiersdorf AG announced today they have signed an agreement to sell their 50/50 joint venture BSN medical, Hamburg, to Montagu Private Equity for EUR1.030 billion. This agreement is conditional upon competition clearances being received. Final completion of the sale is expected in the first quarter of 2006.


BSN medical is a global medical device company for professional medical products for general wound care, non-invasive orthopaedics and phlebology. The company's revenues and operating profits in 2005 are expected to be approximately EUR525m and EUR78m respectively.


Smith & Nephew plc and Beiersdorf AG emphasised the significant achievements by BSN medical's employees and management who have driven the company's successful development since its creation in April 2001 and made it one of the leaders in each of its markets.


Montagu is a leading private equity investor in Europe with funds under management of EUR3bn. Montagu will support the existing management in further implementing the growth strategy of BSN medical.


Smith & Nephew plc and Beiersdorf AG have been advised by Morgan Stanley & Co. Limited.


Enquiries


Investors/Media

Liz Hewitt                                             Tel: +44 (0) 20 7401 7646

Smith & Nephew Group Director Corporate Affairs


About BSN medical


BSN medical, which was established as a joint venture in April 2001 to combine the former casting and bandaging, general wound care and phebology businesses of Beiersdorf AG and Smith & Nephew plc, is a major global player in the professional medical products market for general wound care, non-invasive orthopaedics and phlebology. The company is among the leaders in many of the segments in which it competes and numerous BSN medical products and brands, such as Dynacast, Jobst, Deltacast and Leukoplast, are among the most trusted names in the industry amongst healthcare professionals.


BSN medical operates in 25 countries, employs approximately 3,400 staff and is expecting sales of approximately EUR520 million for 2005.


About Smith & Nephew plc


Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.


Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of GBP1.25 billion.


Forward-Looking Statements


This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and operating margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.


All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.